

July 3, 2013

Via E-mail
Mr. Anthony C. Mazzullo
President & Chief Executive Officer
Veramark Technologies, Inc.
1565 Jefferson Rd, Suite 120
Rochester, New York 14623

>   **Re: Veramark Technologies, Inc.**
>   **Amendment No. 1 to Schedule 14D-9**
>   **Filed on June 28, 2013**
>   **File No. 005-41379**

Dear Mr. Mazzullo:

We have reviewed your filing and have the following comment.

<u>Annex B</u>

1.   We note your response to prior comment 9, and that you have retained disclosure that the fairness opinion does not create, and should not be construed as creating, any fiduciary duty on the financial advisor's part to any party. Please revise your Schedule 14D-9 to include the statements made in your response, as requested. Please ensure that your revised disclosure clarifies the following matters addressed in your response:

- <u>The basis</u> for the financial advisor's belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law, including (but not limited to) whether the advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law.

- That resolution of the question of <u>the availability</u> of such a defense will have no effect on the rights and responsibilities of <u>the board of directors</u> under applicable state law.

- That <u>the availability</u> of such a state law defense <u>to the financial advisor</u> would have no effect on the rights and responsibilities of either the financial advisor <u>or the board of directors</u> under the federal securities laws.

     See Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000), available on our website. Alternatively, you may remove the disclosure in question.

Mr. Anthony C. Mazzullo
Veramark Technologies, Inc.
July 3, 2013
Page 2

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       John D. Callan, Jr., Esq.
       Harter Secrest & Emery LLP